UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE
—

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), considering that

(i)	on January 3 and 4, 2023, the Company disclosed : (a) the early termination of Mr. Caio Mário Paes de Andrade's tenure as President of Petrobras and his resignation as a Member of the Company's Board of Directors; (b) as a result of the vacancy in the Presidency of the Company, the Chairman of the Board of Directors had appointed as interim President of the Company the Executive Director of Production Development, Mr. João Henrique Rittershaussen, pursuant to § 4 of article 27 of Petrobras Bylaws , until a new President had been elected and taken office (article 20); and (c) Mr. Jean Paul Terra Prates had been appointed to serve as President and Member of Petrobras’ Board of Directors;

(ii)	on January 26, 2023, as also disclosed by Petrobras, Petrobras' Board of Directors elected Mr. Jean Paul Terra Prates as Member of the Company's Board of Directors until the next Shareholders General Meeting , pursuant to article 150 of the Brazilian Company Law, and as President of the Company with a tenure until April 13, 2023; ;

(iii)	currently, Petrobras' Board of Directors is composed of 11 (eleven) members, of which (a) eight (8) members were elected at the Extraordinary General Meeting held on August 19, 2022, by a cumulative voting process; (b) as disclosed by Petrobras, one (1) of these eight (8) members, Mr. Caio Mário Paes de Andrade, resigned and was replaced by Mr. Jean Paul Terra Prates; and (c) the remaining three (3) members of the Board were elected in separate election proceedings at the Annual General Meeting of April 13 , 2022;

(iv)	in accordance with the provisions of § 3 of article 141 of Law No. 6,404, of December 15, 1976 ("Brazilian Company Law"), in case the election of the members of the Board of Directors is carried out by the cumulative voting process, if there is a vacancy of these positions or a replacement of members, the first general meeting must proceed to a new election of the Board (of such members elected by the cumulative voting process).

hereby invites the Company's shareholders to meet at the Annual General Meeting ("AGM"), to be held on April 27, 2023, at 1:00 p.m. (GMT-3 time zone) exclusively by digital form, through the Digital Platform made available by the Company, pursuant to CVM Resolution No. 81, of March 29, 2022 ("CVM Resolution 81"), to resolve on the following matters:

Annual General Meeting

I.             Examination of management accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the independent auditors report and the Fiscal Council report for the fiscal year ended December 31, 2022;

II.           Proposal for the Allocation of the Results of the financial year of 2022;

III.          Election of eight (8) members of Petrobras' Board of Directors;

IV.         Election of the Chairman of the Board of Directors;

V.           Proposal to establish 5 (five) members for the Fiscal Council;

VI.         Election of 5 (five) members of the Fiscal Council, should item V above be approved, of which 1 (one) is indicated by minority holders of ordinary shares and 1 (one) by holders of preferred shares, both by separate election processes, and respective alternates; and

VII.        Compensation of Management members, Fiscal Council members and of the members of the Statutory Advisory Committees of the Board of Directors.

Considering that this Meeting will be held exclusively by digital form, the shareholder's participation may be :

(a)       via Distance Voting Ballot (“BVD”), available to shareholders on the Company’s (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites or through shareholders custodians; and

(b)       via Digital Platform, which may be accessed in person or by a proxy duly constituted pursuant to article 28, §§2º and 3º of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the Meeting, whether or not he/she has sent the Ballot; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status of the Company's shareholder shall be made pursuant to Article 126 of the Brazilian Company Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the detailed instructions for (i) sending the Distance Voting Ballot; and (ii) accessing the Digital Platform, pursuant to CVM Resolution 81, are included in the Manual of the General Meeting and in the Instructions for Participation in the General Meeting.

The Company informs shareholders who intend to participate in this AGM via Digital Platform that they must be accredited by 1:00 p.m. (GMT-3 time zone) on April 25, 2023 through the electronic address https://qicentral.precisao-i.com/m/ago-petrobras-2023, enclosing the documents listed below.

2	Annual General Meeting of Petrobras

Individual Shareholder:

(a) valid ID with photo (original or certified copy) of the shareholder. . The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(c) the indication of an e-mail address to receive an individual invitation to access the Digital Platform and, therefore, to participate in the Meeting.

Company or Legal Entity as Shareholder:

(a) valid ID with photo (original or certified copy) of the legal representative. (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner´s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents providing evidence of the representation, including appointment by proxy and copy of the professional qualification documents and the minutes of the meeting of election of the directors; and, in the case of an investment fund, copies of (i) the the fund’s bylaws in force, (ii) the professional qualification documents of its director or administrator, as the case may be; and (iii) the minutes of the meeting of the election of such directors. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) the indication of an e-mail address to receive an individual invitation to access the Digital Platform and, therefore, to participate in the Meeting.

The minimum percentage of participation in the capital stock required to request the adoption of cumulative voting for the election of the members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital, according to CVM Resolution No. 70, of March 22, 2022. The power to request the adoption of the cumulative voting process shall be exercised by the shareholders until 48 (forty-eight) hours before the meeting, that is, until 1:00 p.m. (GMT-3 time zone) of April 25, 2023, under the terms established in §1º of article 141 of the Brazil Company Law.

3	Annual General Meeting of Petrobras

The common shares used in the separate election process of the member of the Board of Directors at the Annual General Meeting of Petrobras held on April 13, 2022, may not be used again to vote in the election of members of the Board of Directors at this Meeting, either in the election by slate or in the election by a cumulative voting process, if adopted. Pursuant to §8º of article 141 of the Brazilian Company Law, the Company informs that it will use a record with the identification of the shareholders who have exercised the vote in the separate election process, to prevent the same shares from being used again in the election by the cumulative voting process, if adopted.

The exercise of voting rights in the case of loan of shares shall be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participation via the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the guidelines provided in the Manual of the Meeting, as well as in the Distance Voting Ballot itself, are intended to assist shareholders in completing the Distance Voting Ballot. The shareholder who chooses to use the Distance Voting Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmission of completion to custody agents, voting recommendation consultancies hired by the shareholder, or to the bookkeeping institution of the Company's shares).

All documents regarding the matters to be resolved at this Annual General Meeting are available to shareholders at the Company's (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br ) websites, under the terms of CVM Resolution 81.

Rio de Janeiro, March 24, 2023.

Gileno Gurjão Barreto

Chairman of the Board of Directors

4	Annual General Meeting of Petrobras

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer